EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION

Computation of Basic and Diluted Earnings Per Common Share

For the Three and Nine Month Periods Ended July 1, 2016 and June 26, 2015

(Unaudited)

(In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	July 1,	June 26,	July 1,	June 26,
	2016	2015	2016	2015
		(Recast)		(Recast)

Net Sales	$517,092	$484,723	$1,448,879	$1,457,544
Gross Margin	173,584	165,290	467,476	493,548

Net Earnings from Continuing Operations Attributable to Esterline, Net of Tax	38,046	28,222	64,906	87,628
Loss from Discontinued Operations Attributable to Esterline, Net of Tax	(8,690)	(558)	(15,493)	(21,034)
Net Earnings Attributable to Esterline	$29,356	$27,664	$49,413	$66,594

Basic

Weighted Average Number of Shares Outstanding	29,381	30,831	29,517	31,183

Earnings (Loss) Per Share Attributable to Esterline - Basic:
Continuing Operations	$1.30	$0.92	$2.19	$2.81
Discontinued Operations	(0.30)	(0.02)	(0.52)	(0.67)
Earnings (Loss) Per Share Attributable to Esterline - Basic	$1.00	$0.90	$1.67	$2.14

Diluted

Weighted Average Number of Shares Outstanding	29,381	30,831	29,517	31,183
Net Shares Assumed to be Issued for Stock Options and RSUs	220	491	271	519
Weighted Average Number of Shares and Equivalent Shares Outstanding - Diluted	29,601	31,322	29,788	31,702

Earnings (Loss) Per Share Attributable to Esterline - Diluted:
Continuing Operations	$1.28	$0.90	$2.18	$2.76
Discontinued Operations	(0.29)	(0.02)	(0.52)	(0.66)
Earnings (Loss) Per Share Attributable to Esterline - Diluted	$0.99	$0.88	$1.66	$2.10